CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date May 8, 2007

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release May 1, 2007: CSM appoints communications director

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-West

Mariëtte Mantel
CSM nv

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM APPOINTS COMMUNICATIONS DIRECTOR

Diemen, the Netherlands, 1 May 2007 – CSM has appointed Mirko Creyghton (1959) Communications Director. Creyghton, who joins the company on 1 May 2007, will be responsible for internal and external communications and report direct to CEO Gerard Hoetmer.

Creyghton comes from Burson-Marsteller, an international network of PR and communication agencies, where he was general director of the Dutch branch. Before that, he held various management and executive positions at BBDO and TMP Worldwide as well as Fortis and Hogeschool INHOLLAND.

Gerard Hoetmer, CEO: "As a global listed company specializing in bakery products and food ingredients it is imperative that we communicate actively and transparently with all our internal and external stakeholders – especially, given the increasing importance of the CSM brand in our operations, brand portfolios, and search for talent. I am delighted to welcome Mirko Creyghton, who will give us exactly the expertise we need in these areas."

Mirko Creyghton: "CSM is a rapidly developing world player in the business-to-business (B2B) market which – like CSM itself – is experiencing a growing need for expertise in branding and corporate image management. My knowledge and expertise combined with my B2B, marketing and branding background and my experience in advising companies on corporate, B2B and labor market communications in recent years made me the right match for the job. What is more, CSM offers me an opportunity to once again take responsibility for building a compelling brand."

For more information and/or a picture, please contact:
Press: Corporate Communications: tel. +31 (0)20 590 6216

Background information:
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups are bakery ingredients and products, lactic acid, and lactic acid derivatives. With these activities CSM generates annual sales of EUR 2.4 billion; it has a workforce of around 8,200. CSM operates in Europe, North America, Brazil, and Asia. For more information: www.csm.nl

END